Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: bclark@caneclark.com

September 15, 2009

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Ta Tanisha Meadows

Re:	Jumpkicks, Inc. Item 4.01 Form 8-K Filed September 3, 2009 File No. 333-148922

Dear Ms. Meadows:

We write on behalf of Jumpkicks, Inc., (the “Company”) in response to Staff’s letter of September 8, 2009, by Ta Tanisha Meadows, Staff Accountant of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Company, (the Comment Letter”).  On behalf of the Company, we are providing this response to the Comment Letter.  The Company has filed with the Commission via the EDGAR system, an amended report on Form 8-K/A.

The factual information provided herein relating to the Company has been made available to us by the Company.

Item 4.01 Form 8-K Filed September 3, 2009

1.	PLEASE INCLUDE YOUR FILE NUMBER ON THE COVER PAGE OF THE REPORT. WE SHOW YOUR FILE NUMBER AS 333-148922.

In response to this comment, we have included our File Number on the cover page of the report.

2.
PLEASE REVISE THE SECOND PARAGRAPH TO STATE WHETHER THE REPORTS OF MOORE & ASSOCIATES, CHARTERED ON THE FINANCIAL STATEMENTS FOR EITHER OF THE PAST TWO YEARS CONTAINED AN ADVERSE OPINION OR A DISCLAIMER OF OPINION, OR WERE QUALIFIED OR MODIFIED AS TO UNCERTAINTY, AUDIT SCOPE OR ACCOUNTING PRINCIPLES; AND ALSO DESCRIBE THE NATURE OF EACH SUCH ADVERSE OPINION, DISCLAIMER OF OPINION, MODIFICATION, OR QUALIFICATION. THIS WOULD INCLUDE THE REPORTS ISSUED FOR THE YEARS ENDED OCTOBER 31, 2008 AND THE PERIOD ENDED OCTOBER 31, 2007.  REFER TO PARAGRAPH (A)(I)(II) OFI TEM 304 OF REGULATION S-K.

In response to this comment, we have revised the second paragraph to clarify that the reports of Moore & Associates, Chartered on the financial statements did not contain an adverse opinion or a disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles for either of the past two years, including the reports issued for the years ended October 31, 2008 and the period ended October 31, 2007.

3.
PLEASE REVISE YOUR DISCLOSURE IN THE THIRD PARAGRAPH REGARDING THE PERIOD DURING WHICH THERE WERE NO DISAGREEMENTS WITH YOUR FORMER ACCOUNTANT TO INCLUDE THE TWO MOST RECENT YEARS AND ANY' SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF RESIGNATION. THIS APPEARS TO BE THE YEARS ENDED OCTOBER 31, 2007 AND 2008 AND ANY SUBSEQUENT INTERIM PERIOD THROUGH AUGUST 6, 2009. REFER TO PARAGRAPH (A)(1)(IV) OF ITEM 304 OF REGULATION S-K.

In response to this comment, we have revised our disclosure in the third paragraph regarding the period during which there were no disagreements with our former accountant to include the two most recent years and any subsequent interim period through the date of resignation.

4.
PLEASE REVISE YOUR DISCLOSURE IN THE FOURTH PARAGRAPH REGARDING THE PERIOD DURING WHICH THERE WERE NO REPORTABLE EVENTS TO INCLUDE THE TWO MOST RECENT YEARS AND ANY SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF RESIGNATION. THIS APPEARS TO BE THE YEARS ENDED OCTOBER 31, 2007 AND 2008 AND ANY SUBSEQUENT INTERIM PERIOD THROUGH AUGUST 6, 2009. REFER TO PARAGRAPH (A)(I)(V) OF ITEM 304 OF REGULATION S-K.

In response to this comment, we have revised our disclosure in the fourth paragraph regarding the period during which there were no reportable events to include the two most recent years and any subsequent interim period through the date of resignation.

5.
PLEASE CONFIRM YOUR OBLIGATION TO REPORT THE ENGAGEMENT OF A NEW INDEPENDENT ACCOUNTANT IN A CURRENT REPORT ON FORM 8-K AND PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH (A)(2) OF ITEM 304 OF REGULATION S-K.

In response to this comment, we have reported the engagement of Maddox Ungar Silberstein, PLLC on the amended report on 8-K/A.

6.
PLEASE NOTE THAT YOU ARE REQUIRED TO FILE AN UPDATED LETTER FROM YOUR FORMER AUDITOR STATING WHETHER THE FIRM AGREES WITH THE STATEMENTS MADE IN ANY AMENDMENT TO THE FILING AND, IF NOT, STATING THE RESPECTS IN WHICH THE FIRM DOES NOT AGREE. REFER TO ITEMS 304(A)(3) AND 60 I(B)(16) OF REGULATION S-K. IF YOU ARE UNABLE TO OBTAIN AN UPDATED LETTER, PLEASE DISCLOSE THIS FACT IN YOUR AMENDMENT.

In response to this comment, we obtained an updated letter from our former auditor stating that the firm agrees with the statements made in the amended report filed on form 8-K/A. The former accountant’s response is filed as an exhibit to the report on Form 8-K/A.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in their filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

Cane Clark LLP

/s/ Bryan R. Clark
Bryan R. Clark, Esq.